Exhibit 99.1

Cango Inc. Announces Agreements to Acquire Crypto Mining Assets

SHANGHAI, Nov. 6, 2024 /PRNewswire/-- Cango Inc. (NYSE: CANG) ("Cango" or the "Company"), a leading automotive transaction service platform in China, today announced that it has entered into agreements to purchase on-rack crypto mining machines with an aggregate hashrate of 50 Exahash per second (“EH”) for total considerations valued at approximately US$400 million from a group of sellers. The largest seller will be Bitmain Technologies Georgia Limited and Bitmain Development Limited (together, “Bitmain”), a leading manufacturer of digital currency mining servers, and the Company has agreed to purchase from Bitmain on-rack crypto mining machines with an aggregate hashrate of 32EH for a total purchase price of US$256 million in cash (the “Cash-Settled Transaction”). The Company has also agreed to purchase the remaining on-rack crypto mining machines with an aggregate hashrate of 18EH from Golden TechGen Limited (“GT”), a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Max HUA (“Mr. Hua”), former chief financial officer of Bitmain and the sole shareholder of GT, and certain other sellers, and will pay the purchase price through issuance of an aggregate of approximately 145,658,192 Class A ordinary shares of the Company (valued at US$144 million) to the sellers in proportion to the aggregate hashrate of the machines to be sold by each seller (the “Share-Settled Transactions”, and together with the Cash-Settled Transaction, the “Proposed Transactions”).

Upon closing of the Share-Settled Transactions, GT, which is expected to be the largest seller in these transactions, will own no more than 20% of the Company’s total outstanding shares, and all the sellers in the Share-Settled Transactions will in the aggregate own approximately 37.8% of the Company’s total outstandings shares before any exercise of the warrants described below. The Company also agreed to grant Mr. Hua the right to nominate and appoint two directors of the Company until Mr. Hua and his affiliates cease to hold more than 5% of the Company’s total outstanding shares. If the market capitalization of the Company calculated based on the daily volume-weighted average trading price of the Company’s ADSs over any consecutive 30-trading days during the 30-month period after closing of the Share-Settled Transactions reaches US$1,825,000,000 (the “Bonus Triggering Event”), the Company agreed to issue at par value approximately 97,105,461 additional Class A ordinary shares to all the sellers in the Share-Settled Transactions as bonus payment in proportion to the aggregate hashrate of the machines to be sold by each seller, and the Company agreed to issue warrants to the sellers that will allow them to exercise such rights within 3 months after the Bonus Triggering Event. Furthermore, if the net asset value (after certain adjustments) of the Company’s existing business in China is reduced by RMB50 million or more by the end of 2026 as compared to such value as of September 30, 2024 (the “Adjustment Event”), the Company will be required to issue additional Class A ordinary shares to the Sellers based on the reduced amount. While all the Class A ordinary shares will be issued to the sellers in transactions that are not subject to or exempted from the registration requirement of the U.S. Securities Act of 1933, the Company has granted certain registration rights to the sellers with respect to the shares. The Company will seek shareholders’ approval to amend its memorandum and articles of association to increase the Company’s total authorized share capital as necessary to effect any share issuance, including under the Bonus Triggering Event or Adjustment Event. As the Company’s co-founders, Mr. Xiaojun Zhang and Mr. Jiayuan Lin (the “Co-founders”), will continue to own all the Class B ordinary shares of the Company with super-voting power, the Co-founders are expected to continue to own more than two-thirds of the aggregate voting power of the Company’s total outstanding shares (assuming full exercise of the warrants described above) and maintain their control over the Company after completion of the Proposed Transactions.

Closing of the Cash-Settled Transaction will be subject to various customary closing conditions, including anti-trust clearance in the U.S. (“Anti-trust Clearance”), among others. Closing of the Share-Settled Transactions will be subject to similar customary closing conditions as in the Cash-Settled Transaction, as well as the satisfactory performance of the mining machines to be delivered by the sellers in the Share-Settled Transactions (“Performance Condition”) and NYSE’s authorization of the Company’s supplemental listing application with respect to the Class A ordinary shares to be issued at the closing of the Share-Settled Transactions. While the Company currently expects to close the Proposed Transactions on or before March 31, 2025, there can be no assurance that the closing conditions will be satisfied nor that the Proposed Transactions will be completed before that date or at all. If the Cash-Settled Transaction fails to close due to failure to receive the Anti-trust Clearance, the deposit in an amount of US$25.6 million paid by the Company to Bitmain will be forfeited and retained by Bitmain. If the Cash-Settled Transaction has closed but the Share-Settled Transactions fail to close because the Performance Condition is not satisfied, Northstar Management (HK) Limited (“Northstar”), a business partner of GT, has agreed to find buyers to purchase all the mining machines that the Company acquired from Bitmain in the Cash-Settled Transaction at a price not lower than the original price that the Company agreed to pay.

The mining machines that the Company agreed to purchase in the Proposed Transactions are currently in active mining operation and hosted in data centers in several countries outside China, with the majority located in the U.S. The Company expects to continue to host the machines in their exsiting data centers and expects to engage an affiliate of Bitmain to provide operational and maintenance services for the machines after closing the Proposed Transactions.

Regardless of whether the Proposed Transactions are completed, the Company will continue to operate its existing business, and will continue to invest in its existing business and expand such business outside of China. In particular, the Company will continue to strengthen Cango U-car’s competitive advantage in vehicle inventory by establishing strategic partnerships with used car marketplaces. For its international used car platform, AutoCango.com, the Company will continue to refine its content development and search engine optimization to boost brand exposure and expand its market reach outside of China. If the Proposed Transactions are completed, the Company will start to generate revenues from crypto mining operations, and the Company’s management currently expects that revenues from crypto mining may comprise the vast majority of the Company’s total revenues before its existing business achieves substantial growth outside of China.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China, connecting car buyers, dealers, financial institutions, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and has a nationwide network. Leveraging its competitive advantages in technological innovation and big data, Cango has established an automotive supply chain ecosystem, and developed a matrix of products centering on customer needs for auto transactions, auto financing and after-market services. By working with platform participants, Cango endeavors to make car purchases simple and enjoyable, and make itself customers’ car purchase service platform of choice. For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the "Business Outlook" section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango's goal and strategies; Cango's expansion plans; Cango's future business development, financial condition and results of operations; Cango's expectations regarding demand for, and market acceptance of, its solutions and services; Cango's expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Helen Wu

Piacente Financial Communications

Tel: +86 10 6508 0677

Email: ir@cangoonline.com